UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-37593

BORQS TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Office B, 21/F, Legend Tower, 7 Shing Yip Street

Kwun Tong, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Borqs Technologies, Inc. (the “Company”) hereby submits its interim balance sheet and income statement for its six months ended on June 30, 2025. This submission is made within six months following the end of said period. The consolidated financial statements herein are unaudited, prepared by the management of the Company and furnished to this Current Report on Form 6-K and incorporated herein by reference.

BORQS TECHNOLOGIES, INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of US dollar (“US$”), unless otherwise stated)

	December31, 2024	June 30, 2025
	US$	US$
ASSESTS
Current assets:
Cash and cash equivalents	2,032	9,592
Restricted cash	26	-
Time deposit	3,377	4,500
Accounts receivable net	116	837
Inventory, net	-	380
Prepaid expenses and other current assets, net	6,747	8,543
Current assets held for sale	11,057	-
Total current assets	23,355	23,852
Non-current assets:
Property and equipment, net	7	9
Right of Use Asset	216	40
Non-current assets held for sale	1,831	-
Total non-current assets	2,054	49
Total assets	25,409	23,901
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	417	-
Accounts payable	5,388	4,006
Accrued expenses and other payables	15,296	14,920
Contract liabilities	1,299	316
Lease Liabilities- current	179	27
Current liabilities held for sale	4,337	-
Total current liabilities	26,916	19,269
Non-current liabilities:
Non-current liabilities held for sale	2,091	-
Total non-current liabilities	2,091	-
Total liabilities	29,007	19,269

Shareholders’ equity
Ordinary shares	-	-
Additional paid-in capital	330,016	330,016
Subscription receivables	(16,091)	(16,091)
Statutory reserve	1,901	1,901
Accumulated deficit	(314,842)	(308,985)
Accumulated other comprehensive loss	(4,389)	(2,379)
Total Borqs Technologies, Inc. shareholders’ equity (deficit)	(3,405)	4,462
Noncontrolling interest	(193)	170
Total shareholders’ equity (deficit)	(3,598)	4,632
Total liabilities, noncontrolling interest and shareholders’ equity	25,409	23,901

BORQS TECHNOLOGIES, INC.

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

(Amounts in thousands of US dollar (“US$”), unless otherwise stated)

	For the six months ended June 30,
	2024	2025
	US$	US$
Net revenues:
Software	6,173	2,253
Hardware	10,600	14,560
Total net revenues	16,773	16,813
Cost of revenues
Software	(4,222)	(2,134)
Hardware	(9,163)	(13,921)
Total cost of revenues	(13,385)	(16,055)
Total gross (loss) profit	3,388	758

Operating expenses:
Sales and marketing expenses	(202)	(147)
General and administrative expenses	(5,687)	(11,939)
Research and development expenses	(1,193)	(981)
Total operating expenses	(7,082)	(13,067)
Operating income (loss)	(3,694)	(12,309)

Interest income	260	87
Interest expense	(1,755)	(49)
Other income	82	11
Other expense	-	(9)
Gain on disposal of subsidiary	14,372	17,620
Gain on cancellation of shares to former subsidiary	5,950	-
Foreign exchange income (loss)	(193)	(77)

Income (loss) from continuing operations, before income taxes	15,023	5,274

Income tax expense	-	946

Net income (loss) from continuing operations	15,023	6,220

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BORQS TECHNOLOGIES INC.
(registrant)

Dated: December 23, 2025	By:	/s/ Pat Sek Yuen Chan
Pat Sek Yuen Chan
Chief Financial Officer

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